Room 4561

	November 15, 2005

Mr. Gordon C. McDougall
President
Revelstoke Industries, Inc.
c/o Robertson & Williams
3033 N.W. 63rd Street, Suite 200
Oklahoma City, Oklahoma 73116

Re:	Revelstoke Industries, Inc.
	Amendment No. 3 to Registration Statement on Form SB-2 filed
October 24, 2005
	File No. 333-122862

Dear Mr. McDougall:

      We have reviewed your amended filing and responses to the comments in our letter dated October 5, 2005 and have the following additional comments.

Prospectus Cover Page

1. We note your response to comment no. 1 in our letter dated
October
5, 2005. Please disclose the minimum purchase requirements for your offering, if any, pursuant to Item 501(a)(9)(iii) of Regulation S-B.
Please confirm that all information required under Item 501 has been addressed.

Signatures

2. Please identify the person signing in the capacity of the controller or principal accounting officer or, otherwise, have your controller or principal accounting officer execute the registration statement. Please see the Instructions to Signatures on Form SB-2 for additional guidance.


*              *              *              *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Steven Williams at (202) 551-3478, or
Stephen
Krikorian, Branch Chief - Accounting, at (202) 551-3488, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477, or Perry Hindin at (202) 551-3444, with any other questions. If you need further assistance, you may contact Mark P. Shuman, Branch Chief - Legal, at (202) 551-3462 or me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	Mark A. Robertson, Esq.
	Robertson & Williams
	3033 N.W. 63rd Street, Suite 200
	Oklahoma City, Oklahoma 73116
	Telephone: (405) 848-1944
	Facsimile:  (405) 843-6707